Exhibit(a)(5)(c)

Investor Contacts:	Suzanne DuLong or Jessica Towns CIENA Corporation (888) 243-6223 email: ir@ciena.com
Press Contacts:	Denny Bilter or Glenn Jasper CIENA Corporation (877) 857-7377 email: pr@ciena.com

FOR IMMEDIATE RELEASE

CIENA ANNOUNCES COMPLETION OF TENDER OFFER FOR
CYRAS NOTES DUE 2005

LINTHICUM, Md. – April 29, 2002 – CIENA® Corporation (NASDAQ: CIEN), a global leader in intelligent optical networking systems and software, today announced the expiration of a joint tender offer with its wholly-owned subsidiary, Cyras Systems, LLC, for all of the outstanding 4 1/2% Convertible Subordinated Notes of Cyras Systems, LLC due August 15, 2005, CUSIP No. 23281W-AA-9 (the “Notes”). The tender offer expired at 5:00 p.m. New York City time on April 29, 2002. CIENA and Cyras have been advised that Notes having a principal amount at maturity of $150 million were tendered pursuant to the tender offer. Subject to confirmation that such Notes were validly tendered and not withdrawn prior to the expiration time, CIENA and Cyras have accepted the tender of such Notes and will pay $178,413,000 in cash for Notes pursuant to the terms of the tender offer.

Pursuant to the terms of the indenture under which the Notes were issued, Cyras was obligated to make an offer to purchase for cash all of the outstanding Notes at a purchase price of $1,189.42 per $1,000 principal amount due at maturity. This purchase was required to occur on April 30, 2002. CIENA made the offer in conjunction with Cyras as a result of CIENA’s acquisition of Cyras on March 29, 2001. The Notes were convertible into CIENA common stock at a conversion rate of approximately 6.9 shares per $1,000 or $144.64 per share.

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ABOUT CIENA

CIENA Corporation’s market-leading optical networking systems form the core for the new era of networks and services worldwide. CIENA’s LightWorks™ architecture enables next-generation optical services and changes the fundamental economics of service-provider networks by simplifying the network and reducing the cost to operate it. Additional information about CIENA can be found at http://www.ciena.com.

NOTE TO INVESTORS

This press release contains certain forward-looking statements based on current expectations, forecasts and assumptions of CIENA (the Company) that involve risks and uncertainties. Forward-looking statements in this release, including the expected purchase of the Notes, are based on information available to the Company as of the date hereof. The Company’s actual results could differ materially from those stated or implied in such forward-looking statements, due to risks and uncertainties associated with the Company’s business, which include the risk factors disclosed in the Company’s Report on Form 10-Q filed with the Securities and Exchange Commission on February 21, 2002. Forward looking statements include statements regarding the Company’s expectations, beliefs, intentions or strategies regarding the future and can be identified by forward looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” and “would” or similar words. The Company assumes no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise.